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                  [National Integrity Life Insurance Co. Letterhead]



May 1, 1998

VIA EDGAR

Office of EDGAR Policy
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: N-4 Filing by Separate Account I of National Integrity Life Insurance Company ("National Integrity")
     Accession No: 0001047469-98-017450
     ------------------------------------------------------------

Dear Sir/Madam:

     On April 30, 1998, at 5:32 P.M., E.D.T., National Integrity filed a registration statement on Form N-4 on behalf of its Separate Account I (File Nos. 33-56658 and 811-4846). This filing did not get filed by 5:30 P.M., E.D.T., and it is our understanding that it will therefore have a filing date of May 1, 1998. Our independent auditor, Ernst & Young LLP, has advised us that their consent to this filing expired as of 5:30 P.M., E.D.T., April 30, 1998. Accordingly, National Integrity hereby requests that the above-referenced filing on Form N-4 be withdrawn; a new consent will be issued by Ernst & Young LLP, and this Form N-4 will be refiled later today with a filing date of May 1, 1998.

     Your consideration in this matter is very much appreciated. If you should have any questions regarding this request, please feel free to call the undersigned at (502) 582-7956.

Sincerely,

/s/ Kevin L. Howard

Kevin L. Howard
Assistant General Counsel

cc:  Ernst & Young LLP


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